Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kraton Performance Polymers, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-163893) and Form S-3 (Nos. 333-172639 and 333-180113) of Kraton Performance Polymers, Inc. of our reports dated February 27, 2014, with respect to the consolidated balance sheets of Kraton Performance Polymers, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Kraton Performance Polymers, Inc.

/s/    KPMG LLP

Houston, Texas

February 27, 2014